SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 5, 2007

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Millea Holdings to delist from NASDAQ and to deregister from the reporting requirements of the SEC

2.	Allotment of stock acquisition rights pursuant to a stock option compensation plan

3.	Announcement regarding share repurchases from the market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

July 5, 2007	By:	/s/ TAKASHI ITO
Takashi Ito
General Manager,
Legal Department

Item 1

(English translation)

July 5, 2007

Millea Holdings, Inc.
President: Shuzo Sumi
TSE code number: 8766

Millea Holdings to delist from NASDAQ and

to deregister from the reporting requirements of the SEC

Millea Holdings, Inc. (the “Company”) announced that, at the meeting of the board of directors held on July 5, 2007, it has resolved to voluntarily terminate the listing of its American Depositary Shares (the “ADSs”) on the NASDAQ Global Select Market (“NASDAQ”) and to arrange for its ADSs to trade on the U.S. over-the-counter market. Furthermore, the Company resolved to apply for a termination of its registration with the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended.

The Company (including its predecessor) has been an SEC registrant since the issuance of its ADSs in the United States in 1963. In recent years, due to increased cross-border trading of securities, the overseas investor base of the Company has been expanding. A large majority of the trading volume of Company’s shares results from trading of the Company’s common stock on the Tokyo Stock Exchange. The Company’s ADSs, which currently trade on NASDAQ, have accounted for approximately 2%, on average, of the Company’s total trading volume over the last twelve months.

On June 4, 2007, a new SEC rule regarding the termination of registration became effective. Under the new rule, the Company is deemed eligible for a termination of the registration with the SEC.

The Company and its predecessor have been preparing and publishing financial statements under US GAAP as well as financial statements under Japanese GAAP. However, after extensive consideration of the costs and benefits of maintaining a listing of its ADSs on NASDAQ, the Company has concluded that it would be prudent to terminate its listing, as well as its registration with the SEC, and to cease financial reporting under US GAAP, in order to save costs. The Company will arrange for its ADSs to trade on the over-the-counter market.

The Company will maintain listings of its common stock on the Tokyo Stock Exchange and the Osaka Securities Exchange. The Company is committed to providing disclosure on a timely basis and in an appropriate manner in compliance with the Financial Products Trading Law of Japan and the stock exchange regulations. The Company will continue to make English translations of such disclosure materials available on the Company’s website.

The anticipated timetable for the delisting of the Company’s ADSs from NASDAQ and its termination of registration with the SEC is detailed below.

(1) Delisting from NASDAQ and transferring to the over-the-counter market

The Company intends to file a Form 25 with the SEC on July 16, 2007. Accordingly, delisting from NASDAQ is expected to take effect on July 26, 2007 and trading of the ADSs on the U.S. over-the-counter market is expected to begin on the same day.

(2) Termination of the registration with the SEC

The Company intends to file a Form 15F on July 30, 2007. Upon the filing, the Company’s reporting obligations with the SEC, including the filing of Form 20-F as an annual report, will be suspended immediately. The termination of the registration and reporting obligations is expected to become effective no later than 90 days after the filing of Form 15F.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213

Item 2

(English translation)

July 5, 2007

Millea Holdings, Inc.
President: Shuzo Sumi
TSE code number: 8766

Allotment of stock acquisition rights pursuant to a stock option compensation plan

The Board of Directors of Millea Holdings, Inc. (the “Company”) announced that it has resolved today to issue stock acquisition rights to the Company’s directors and corporate auditors, to the directors (including non-members of the board) and corporate auditors of its wholly-owned subsidiary, Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”) and to the directors and corporate auditors of its wholly-owned subsidiary, Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”) (collectively referred to as the “Directors and Corporate Auditors”), in accordance with Article 238, paragraphs 1 and 2 and Article 240 of the Corporation Law, in order to strengthen the correlation between compensation for directors and corporate auditors and share price and business results of the Company and to cause directors and corporate auditors to share with shareholders the merits and the risks of share price fluctuation.

1. Name of the Stock Acquisition Rights

July 2007 Millea Holdings Stock Acquisition Rights (stock option scheme under a stock-linked compensation plan) (the “Stock Acquisition Rights”).

2. Total number of the Stock Acquisition Rights

906 stock acquisition rights.

The above number is the expected number of the allotment. If the total number of the Stock Acquisition Rights to be allotted is less than expected, such as in the case where applications are not made as expected, total number of allotted Stock Acquisition Rights will be reduced accordingly.

3. Class and number of shares to be issued upon exercise of the Stock Acquisition Rights

The shares to be issued upon the exercise of the Stock Acquisition Rights shall be the common stock of the Company. The number of shares to be issued upon exercise of each Stock Acquisition Right shall be 100.

Regardless of the above, if the Company conducts a stock split (including an allotment of the Company’s common stock without receipt of monetary consideration) or a stock consolidation, the Company shall adjust the number of shares to be issued upon exercise of each Stock Acquisition Right in accordance with the following equation.

Number of shares after the adjustment = Number of shares before the adjustment   x   stock split or stock consolidation ratio

Other than the above, if an inevitable need arises after the date of allotment, the Company shall adjust the number of shares to be issued upon exercise of each Stock Acquisition Right as appropriate and to the extent reasonable.

Fractional number less than one share after the adjustment shall be truncated.

If the number of shares is to be adjusted, the Company shall give notice or make a public announcement of the proposed adjustment to the holders of the Stock Acquisition Rights appearing on the register of the Stock Acquisition Rights on the date preceding the date of the adjustment of the number of shares. Should the Company be unable to give such notice or make such public announcement on the date preceding the date of the adjustment, the Company shall give such notice or make such public announcement as soon as practically possible.

4. Amount to be paid upon exercise of the Stock Acquisition Rights

The amount payable to the Company upon exercise of the Stock Acquisition Rights shall be determined by multiplying one (1) yen, the per-share exercise price, by the number of common shares to be issued upon exercise of such Stock Acquisition Rights.

5. Exercise period of the Stock Acquisition Rights

The exercise period of the Stock Acquisition Rights shall be from July 24, 2007 through July 23, 2037.

6. Matters concerning the amount of capital and additional paid-in capital increase resulting from the issuance of the shares upon exercise of the Stock Acquisition Rights

(i) The amount of capital increase resulting from the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Article 40, paragraph 1 of the Company Accounting Regulation, by 0.5, and any fraction of less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(ii) The amount of additional paid-in capital increase resulting from the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in (i) above.

7. Restriction on the transfer of Stock Acquisition Rights

Any transfer of the Stock Acquisition Rights requires the approval of the Board of Directors of the Company.

8. Conditions regarding the acquisition of the Stock Acquisition Rights

The Company shall be able to acquire stock acquisition rights without any consideration on the day which shall be determined by the Board of Directors, if any of the following items (i), (ii), (iii), (iv) or (v) is approved by shareholders in a general meeting of shareholders, or where a shareholder approval in a general meeting of shareholders is not necessary, when approved by the Board of Directors.

(i) Approval of a merger contract pursuant to which the Company shall be a dissolving company;

(ii) Approval of an agreement or a plan for corporate split pursuant to which the Company shall be a split company;

(iii) Approval of a share exchange agreement or a share transfer plan where the Company shall become a wholly-owned subsidiary of another company;

(iv) Approval of an amendment of the Company’s Articles of Incorporation so that any acquisition by transfer of shares issued by the Company shall require approval of the Company; or

(v) Approval of an amendment of the Company’s Articles of Incorporation that would require an approval of the Company for an acquisition by transfer of shares issued upon exercise of stock acquisition rights, or that would allow the Company to acquire all such shares with the approval by shareholders in a general meeting of shareholders.

9. Policy regarding cancellation of Stock Acquisition Rights in the event of reorganization and issuance of stock acquisition rights of a subject company of reorganization

If the Company conducts a merger (but only when the Company is the dissolving company), company split, share exchange or share transfer (hereinafter collectively the “corporate reorganization”), the Company shall grant the persons holding stock acquisition rights existing immediately before the effectiveness of the corporate reorganization (hereinafter the “existing stock acquisition rights”) stock acquisition rights of the joint stock company as stipulated in Article 236, paragraph 1, subparagraph 8, items (a) to (e) (hereinafter the “subject company”) in accordance with the following conditions. In such event, the existing stock acquisition rights shall be cancelled and the stock acquisition rights of the subject company shall be newly issued. This only applies in cases where such grant of stock acquisition rights is stipulated in the applicable merger contract, statutory consolidation contract, company split contract, share exchange contract or share transfer plan.

(i) The number of the stock acquisition rights of the subject company to be granted

The number of the stock acquisition rights of the subject company to be granted shall be the same as the number of existing stock acquisition rights.

(ii) The class of shares of the subject company to be issued upon exercise of the stock acquisition rights

Common stock of the subject company.

(iii) The number of shares of the subject company to be issued upon exercise of the stock acquisition rights

It shall be determined following Item 3 above, considering the terms and conditions of the company reorganization.

(iv) Amount to be paid upon exercise of stock acquisition rights

The amount payable to the Company upon exercise of stock acquisition rights shall be determined by multiplying one (1) yen, the per-share exercise price of the subject company, by the number of shares of the subject company to be issued upon exercise of such stock acquisition rights as determined in accordance with (iii) above.

(v) Exercise period of the stock acquisition rights

The exercise period of the stock acquisition rights shall begin on the date of commencement of the exercise period stipulated in Item 5 above or the effective date of the corporate reorganization, whichever is later, and end on the closing date of the exercise period stipulated in Item 5 above.

(vi) Matters concerning the amount of capital and additional paid-in capital increased by the issuance of the shares upon exercise of stock acquisition rights

Shall be determined in accordance with Item 6 above.

(vii) Restriction on the transfer of stock acquisition rights

Any transfer of stock acquisition rights requires the approval of the Board of Directors of the subject company.

(viii) Conditions regarding the acquisition of Stock Acquisition Rights

Shall be determined in accordance with Item 8 above.

(ix) Additional conditions for the exercise of the stock acquisition rights

Shall be determined in accordance with Item 11 below.

10. Treatment of fractional shares upon exercise of Stock Acquisition Rights

If fractional portions of shares are to be allotted upon exercise of stock acquisition rights, they shall be disregarded.

11. Additional conditions for the exercise of the stock acquisition rights

Stock acquisition rights held by any of the “Directors and Corporate Auditors” that he/she received in his/her capacity as a director (including a non-member of the board) or a corporate auditor of the relevant entity may only be exercised after he/she has retired from any position as a director (including a non-member of the board) or corporate auditor of such entity.

12. Calculation of the amount to be paid for the Stock Acquisition Rights

The amount to be paid for the Stock Acquisition Rights shall be the option price per share calculated based on the following formula, multiplied by the number of shares to be issued upon exercise of the Stock Acquisition Rights.

In this formula,

(i) C = option price per share

(ii) S = share price: the regular closing price of the Company’s common stock on the Tokyo Stock Exchange on July 23, 2007 (or the standard price on the following trading day if there is no closing price on that date)

(iii) X = exercise price: 1 yen

(iv) T = expected duration: 3 years

(v) s = volatility: computed based on the regular closing price on each trading day of the Company’s common stock from April 1, 2002 to July 23, 2007

(vi) r = risk-free interest rate: the interest rate on Japanese government bonds for the remaining years corresponding to the expected duration

(vii) N (.) = cumulative distribution function of the standard normal distribution

Note 1: The option price to be calculated as described above is a fair value of the stock acquisition rights. Accordingly, the issuance of the stock acquisition rights is not an issuance with favorable terms.

Note 2: The stock acquisition rights are allotted to Directors and Corporate Auditors by offsetting their monetary remuneration claims against the Company and their obligations to pay for the allotment of the stock acquisition rights. In respect of the directors and corporate auditors of Tokio Marine & Nichido and Tokio Marine & Nichido Life, such offset described above shall be conducted after the Company assumes from Tokio Marine & Nichido and Tokio Marine & Nichido Life the monetary remuneration claims held by the directors and corporate auditors against Tokio Marine & Nichido and Tokio Marine & Nichido Life.

13. Date of allotment of the Stock Acquisition Rights

Date of allotment of the Stock Acquisition Rights shall be July 23, 2007.

14. Date of payment of consideration in exchange of the Stock Acquisition Rights

Date of payment of consideration in exchange of the Stock Acquisition Rights shall be July 23, 2007.

15. Where to submit the application for the exercise of the Stock Acquisition Rights

The Personnel Planning Department of the Company.

16. The place of handling of payments upon exercise of the Stock Acquisition Rights

Head office of Mitsubishi UFJ Trust and Banking Corporation (or its successor bank or branch, as applicable).

17. Persons allotted with the Stock Acquisition Rights

Persons allotted with the Stock Acquisition Rights	Number of persons	Number of the Stock Acquisition Rights alloted
Directors and corporate auditors of the Company	17	141

Directors (including non-member of the board) and corporate auditors of Tokio Marine & Nichido	48	687

Directors and corporate auditors of Tokio Marine & Nichido Life	8	78

Total	73	906

(Note) Since some directors and corporate auditors of the Company, Tokio Marine & Nichido and Tokio Marine & Nichido Life hold concurrent offices in more than one of the three companies, the actual number of the persons to be allotted with the Stock Acquisition Rights is 68.

For further information, please contact:

Kazuyuki Nakano

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213

Item 3

(English translation)

July 5, 2007

Millea Holdings, Inc.
President: Shuzo Sumi
TSE code number: 8766

Announcement regarding share repurchases from the market

(Acquisition by the Company of its own shares pursuant to the provision of its Articles of

Incorporation in accordance with Article 165, paragraph 2 of the Corporation Law.)

Millea Holdings, Inc. (the “Company”) announced that on July 5, 2007 its board of directors resolved repurchases of its own shares, pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Corporation Law, as detailed below.

1. Reason for the repurchase of shares

The Company intends to repurchase its own shares in order to implement flexible financial policies and to prepare for the exercise of stock acquisition rights (90,600 shares to be issued upon exercise of stock acquisition rights) allotted to our directors and corporate auditors, etc. pursuant to a stock option scheme under a stock-linked compensation plan.

2. Details of the resolution

(a)	Class of shares to be repurchased:

  Common stock of the Company.

(b)	Aggregate number of shares to be repurchased:

  Up to 7,000,000 shares.

(Represents approximately 0.8% of total issued shares.)

(c)	Aggregate purchase price of shares:

  Up to 31 billion yen.

(d)	Period in which repurchases may be made:

  From July 9, 2007 through August 21, 2007.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213